599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

September 18, 2024

VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Cascarano, Robert Littlepage, Kathleen Krebs and Jan Woo

Re:	Sunrise Communications AG
Amendment No. 1 to
Registration Statement on Form F-4
Filed August 30, 2024
File No. 333-281772

Ladies and Gentlemen:

On behalf of Sunrise Communications AG (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), contained in your letter dated September 11, 2024 (the “Comment Letter”) to the Company regarding the Company’s above-referenced amendment to the registration statement on Form F-4 (File No. 333-281772), filed with the SEC on August 30, 2024.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is filing via EDGAR its Amendment No. 2 to the registration statement on Form F-4 (File No. 333-281772), filed with the SEC on August 26 2024 (“Amendment No. 2”), responding to the Staff’s comment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2. Page numbers in the text of the Company’s response correspond to page numbers in Amendment No. 2.

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AOSHEARMAN.COM

Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

Amendment No. 1 to Form F-4

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 79

1.

You indicate that it is a non-waivable condition to the completion of the spin-off that Liberty Global receive the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. Please disclose why counsel cannot provide, or is not being asked to provide, a “will” opinion. Revise throughout the document where you discuss the material U.S. tax consequences of the spin-off to indicate that the closing opinion regarding the non-taxable nature of the spin-off will be subject to uncertainty and discuss the degree of uncertainty. For guidance, refer to Section III.C.4 of CF Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 25 and 81 of Amendment No. 2.

*****

We thank the Staff in advance for its consideration of Amendment No. 2 and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to Amendment No. 2, please do not hesitate to contact me at (212) 848-7150 or Daniel Litowitz at (212) 848-7784.

Yours very truly,

/s/ Harald Halbhuber

Harald Halbhuber

cc:	Daniel Litowitz, A&O Shearman
Bryan Hall, Liberty Global Ltd.
Jennifer Hodges, Liberty Global Ltd.

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